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                              July 1, 2021

       Alex Slusky
       Chief Executive Officer
       Vector Acquisition Corp
       One Market Street
       Steuart Tower, 23rd Floor
       San Francisco, CA 94105

                                                        Re: Vector Acquisition
Corp
                                                            Registration
Statement on Form S-4
                                                            Filed June 25, 2021
                                                            Response dated June
25, 2021
                                                            File No. 333-257440

       Dear Mr. Slusky:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed June 25, 2021

       General

   1. We note your response to comment 1 and defer resolution at this time. If the PIPE investors are receiving
shares of Vector Delaware, it is not clear how they will then obtain the shares of the
registrant if, as you state in your response, the shares received by the
                                                        PIPE investors will not
be exchanged for shares of New Rocket Lab in the registered
                                                        offering.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Alex Slusky
Vector Acquisition Corp
July 1, 2021
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Stertzel at 202-551-3723 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameAlex Slusky                              Sincerely,
Comapany NameVector Acquisition Corp
                                                           Division of
Corporation Finance
July 1, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName